Exhibit 23.3

CONSENT OF ADVEST, INC.

Advest, Inc. (“Advest”) hereby consents to the inclusion of its Opinion regarding the fairness, from a financial point of view, of the consideration to be received by CSB Financial Corp.’s stockholders pursuant to the Merger Agreement in the Form S-4 Registration Statement. Advest further consents to the use of its name in the registration statement.

By giving such consent, Advest does not thereby admit that it is an expert with respect to any part of such Form S-4 Registration Statement within the meaning of the term “expert” as used in The Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Yours very truly,

ADVEST, INC.

By:	/s/ MICHAEL T. MAYES
Michael T. Mayes Senior Managing Director and Co-Head of Investment Banking

New York, New York

May 22, 2003